FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                              No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                              No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Press release entitled “ BBVA Banco Francés reports first quarter earnings for fiscal year 2008”

CONTACT:
Daniel Sandigliano
Investor Relations
Phone: (5411) 4341 5036
E-mail: daniel.sandigliano@bancofrances.com.ar

Cecilia Acuña
Investor Relations
Phone: (5411) 4348 0000 ext. 25384
E-mail: cecilia.acuna@bancofrances.com.ar

May 9, 2008

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED FIRST QUARTER EARNINGS FOR FISCAL YEAR 2008

First Quarter Executive Summary

•

Net Income for the first quarter of 2008 reached Ps. 74.3 million, an 8.6% increase with respect to Ps. 68.4 million on the same quarter of 2007 and much more than the Ps. 10.6 million in the last quarter of the previous year. The sustained growth in the private sector loan portfolio continued bolstering the private financial margin, while higher activity in the transactional business reflected a 26.5% annual growth in net income from services.

•

Private sector loans portfolio continued expanding at a solid pace, posting a 6.2% increase in the first quarter of the year, and a 45.5% advance during the last twelve months. Car and personal loans led the expansion in the retail segment, while in the middle-market segment advances and commercial loans experienced a higher growth, especially those related to foreign trade operations.

•

Total public sector exposure fell by 16.5% in the first quarter of 2008, due to the amortizations of capital derived from maturities in guaranteed loans and bills issued by the Central Bank and by 27.9% in comparison with the amount registered as of March 31, 2007. Public sector exposure to the National Treasury represented 13.1% of the Bank’s total assets as of March 31, 2008, while it represented 15.8% one year earlier.

•

Regarding asset quality, BBVA Banco Francés maintained its indicators well below the system’s average. As of March 31, 2008, the non-performing ratio represented only 0.63% of total financing, while the coverage ratio of non-performing loans with provisions reached 298.8%.

•

In terms of deposits, balances in current and savings accounts posted solid advances during the first quater of 2008, with increases of 8.2% and 2.7% respectively. This trend allows the Bank to reduce its average cost of funding compared to prior quarters.

•

In accordance with the resolutions approved by the Ordinary and Extraordinary Shareholders Meeting, held on March 28, 2008, during April 2008 BBVA Banco Francés paid a cash dividend of Ps. 164 million, corresponding to the fiscal year ended December 31, 2007.

•

As of March 31, 2008, total stockholder’s equity amounted to Ps. 1,977.4 million, representing an excess of Ps. 688.8 million over minimum local capital requirements, under Central Banks rules. Such excess allows the Bank to maintain growth in private sector financing.

First quarter of fiscal year 2008

In the first quarter of 2008, economic activity continued to expand. According to the EMAE (Monthly Estimator of Economic Activity), the economy grew by 9.4% yoy on average in January-February, slightly above the 9.1% recorded in the last quarter of 2007. In March, however, both construction and industrial activity fell compared to February due to a 20 day farmers’ strike and changes in holiday periods. In spite of this, manufacturing rose by 6.8% yoy in the first quarter.

Tax receipts continued to outperform during the quarter, rising on average by 41% yoy driven by the 110% increase in export duties, which reflect both the hike in international commodity prices and the higher tax rates now being applied on these exports. The primary fiscal surplus of the National Public Sector rose to Ps. 8.8 billion, a 74% improvement compared to the same period of 2007, both due to higher income and slower expenditure growth. Primary fiscal spending, which had increased by 42% in the last quarter of 2007, grew by 35% in the first quarter of 2008.

Inflation, as measured by the CPI index of the Greater Buenos Aires area (which is used to calculate CER adjustment for sovereign bonds) averaged 8.8% yoy during this period.

In spite of strong import growth, the trade surplus continued to improve as grain and oilseed prices (60% of Argentina’s exports) reached unprecedented highs in early March 2008. The trade balance accumulated a surplus of USD 2.95 billion, almost 50% higher than first quarter 2007.

In spite of the ample external surplus, the Central Bank only purchased USD 2.5 billion in the FX market. International reserves, however reached USD 50.4 billion at the end of March, an increase of USD 4.2 billion during the quarter due to purchases by Banco de la Nación Argentina on behalf of the Treasury. The Exchange rate (“referencia BCRA”) remained fairly stable, closing at Ps. 3.165 per USD at the end of March, only 1.5 cents above end 2007 levels.

During the first quarter, the international crisis did not have a deep impact on domestic financial variables. As a result of Central Bank purchases in the FX market, abundant liquidity led to a substantial fall in interest rates. As a consequence, Badlar rates at private banks fell from 13.6% in December 2007 to 8.5%.

During the last twelve months the stock of Lebacs and Nobacs grew 14.1%, while private sector deposits increased strongly by 24.9% on average and loans to the private sector, in pesos and in foreign currency increased 40.3%.

The Business

Ranking among the leading private banks in Argentina, BBVA Banco Francés is one of the main providers of financial and non-financial services to the different market segments. During the first quarter of 2008, the Bank opened three new branch offices in the country, with the goal of reinforcing its presence in the areas with higher economic growth. With this, the Bank’s nationwide branch network totaled 266 branches, including 235 retail branches, 27 branches specialized in middle-market companies and 4 corporate and institutional branches.

During the year 2008, BBVA Banco Francés continues focused in expanding its financing activity to the private sector, with special emphasis in the retail and middle-market business segments. Private sector financings increased at a solid pace during the first three months of the year. In the consumer segment, Car and personal loans led the expansion, while advances and commercial loans, especially those related to foreign trade operations lead in the middle-market business segment.

Furthermore, the sustained growth in commercial activity was reflected in the continued increase of income from services. The consolidation in our transactional business, including means of payment management (especially electronic means), insurances, openings of new accounts, and credit and debit cards transactions, had an important positive impact in operating results.

Presentation of Financial Information

•

All foreign currency transactions accounted for at a free exchange rate as of March 31, 2008 have been translated into pesos at the reference exchange rate of Ps. 3.1653 per U.S. dollar, published by the Argentine Central Bank.

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s interest in the Consolidar Group is booked by the equity method; BBVA Banco Francés’ stake in the Consolidar Group and the Consolidar Group’s results are included in Investments in other companies and Income from equity investments, respectively.

•

It is important to highlight the fact that information contained in this release may differ from that released by BBVA Group for Argentina, which is elaborated according to Spanish accounting standards.

FIRST QUARTER EARNINGS

Condensed Income Statement (1) in thousands of pesos except income per share, income per ADS and percentages	Quarter ended			% Change Qtr ended 03/31/08 vs. Qtr ended
	03/31/08	12/31/07	03/31/07	12/31/07	03/31/07
Net Financial Income	259,535	237,276	290,375	9.38%	-10.62%
Provision for loan losses	(20,173)	(25,221)	(9,626)	-20.02%	109.57%
Net income from services	164,065	156,607	129,693	4.76%	26.50%
Administrative expenses	(257,462)	(268,675)	(185,052)	-4.17%	39.13%
Operating income	145,965	99,987	225,390	45.98%	-35.24%
Income (loss) from equity investments	41,367	18,658	17,607	121.71%	134.95%
Income (Loss) from Minority interest	253	1,157	(643)	-78.13%	-139.35%
Other Income/Expenses	(110,962)	(106,082)	(171,547)	4.60%	-35.32%
Income tax and Minimum Presumed Tax	(2,315)	(3,162)	(2,367)	-26.79%	2.20%
Net income for the period	74,308	10,558	68,440	603.81%	8.57%
Net income per share (2)	0.16	0.02	0.15	603.81%	8.57%
Net income per ADS (3)	0.47	0.07	0.44	603.81%	8.57%

(1)	Exchange rate: 3.1653 Ps. = 1 US$
(2)	Assumes 471,361,306 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

Net Income for the first quarter of 2008 was Ps. 74.3 million, compared to Ps. 10.6 million and Ps. 68.4 million recorded in the previous quarter and in the first quarter of 2007, respectively. The increase in net income against last year’s same quarter is explained mainly by the advance in net income from services together with lower exposure to other income/expenses, which more than offset higher administrative expenses. On the other hand, net income improved substantially compared to the previous quarter with higher income from financings and services with a reduction in expenses.

The variation in the Net Financial Income is explained mainly by the sustained growth in loans to the private sector from lower results from government and Private securities. The continued expansion in the activity level enhanced allowed for an increase in Net Income from Services, which ended the first quarter of the year at Ps. 164.1 million, evidencing increases of 4.8% and 26.5% against the previous quarter and last year’s same period, respectively.

Administrative Expenses totaled Ps. 257.5 million during the first quarter of 2008, decreasing by 4.2% against the previous quarter, but increasing by 39.1% compared to the first quarter of 2007.

Finally, during the first quarter of 2008, the last amortization of the legal injunctions’ loss was recorded. It is important to mention that this amortization is in accordance with the Central Bank’s regulations and does not imply that the Bank waives its right to demand future compensation.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 03/31/08 vs. Qtr ended
	03/31/08	12/31/07	03/31/07	12/31/07	03/31/07
Return on Average Assets (1)	1.51%	0.22%	1.62%	581.23%	-6.82%
Return on Average Shareholders’ Equity (1)	14.74%	2.05%	13.77%	618.22%	7.05%
Net fee Income as a % of Operating Income	38.73%	39.76%	30.87%	-2.59%	25.45%
Net fee Income as a % of Administrative Expenses	63.72%	58.29%	70.08%	9.32%	-9.08%
Adm. Expenses as a % of Operating Income (2)	60.78%	68.21%	44.05%	-10.90%	37.97%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

Net Financial Income

During the first quarter of 2008, Net Financial Income reached Ps. 259.5 million, reflecting a 9.4% increase with respect to the previous quarter and a decrease by 10.6% compared to the first quarter of 2007, when Net Financial Income was Ps. 237.3 million and Ps. 290.4 million, respectively.

The increase in Net Financial Income, as compared with the prior quarter, is explained by the continued improvement of the private margin, a better result from CER long position of the Bank, due to the increase of this index. On the other hand, income from securities and short term investments decreased from previous quarter, due to lower holdings of instruments issued by the Central Bank and a valuation adjustment in the public sector portfolio.

The reduction in Net Financial Income when compared with the same period from the previous year reflects the decrease of income from public securities. It is important to mention that the amounts posted for the March 2007 quarter included a gain of Ps. 37.9 million from the sale of guarantee loans, whereas during the first quarter of 2008, an adjustment in the valuation of public sector portfolio was recorded, and such adjustment represented a loss of Ps, 60.2 million which exceeds the amount required by the regulating authority (Com. A 3911).

Public Sector Exposure

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 03/31/08 vs. Qtr ended
	03/31/08	12/31/07	03/31/07	12/31/07	03/31/07
Public Sector - National Government	2,610,302	2,724,883	2,697,053	-4.21%	-3.22%
- Loans to the Federal government & Provinces	1,359,054	1,415,763	1,508,513	-4.01%	-9.91%
- Total bond portfolio	1,181,327	1,174,701	1,022,473	0.56%	15.54%
Compensatory bond	914,461	903,897	883,190	1.17%	3.54%
Available for sale	246,502	239,513	—	2.92%	—
Other government bonds	20,363	31,291	139,284	-34.92%	-85.38%
- Trustees	201,342	195,374	181,210	3.05%	11.11%
- Allowances	(131,421)	(60,955)	(15,143)	115.60%	767.87%

Bills and Notes from Central Bank (*)	1,624,095	2,344,567	3,180,788	-30.73%	-48.94%

Total exposure to the Public Sector	4,234,397	5,069,450	5,877,841	-16.47%	-27.96%

(*)	Including repos with the BCRA

During this first quarter of 2008, the exposure to the public sector was decreased as a result of capital amortizations derived from maturing guarantee loans and bills issued by the Central Bank. On the other hand, this reduction was partially offset by an increase in both guaranteed loans and Bogar 2020 holdings, arising from their CER index adjustment.

In addition, during the third quarter of last year, part of our public assets portfolio, mainly bills and notes issued by Central Bank, had been classified in the “Available for Sale” category. During this quarter, the valuation difference of those assets improved by Ps. 10.2 million when compared to the loss recorded as of December 31, 2007.

On March 31, 2008, public sector exposure to the National Government Treasury represented 13.1% of total assets, down from a 15.8% one year before. This reduction is in line with the Bank’s strategy to encourage private sector activity, reducing exposure to the public sector National Treasury.

In the same way, the Bank reduced its holdings of Bills and Notes issued by the Central Bank as a consequence of capital amortizations and trades. The holdings of Bills and Notes from the Central Bank represented 8.2% of total assets as of March 31, 2008.

Total loan portfolio

The private sector loan portfolio grew by Ps. 560 million during the first quarter of 2008, totaling Ps. 9,561 million. This represents a 6.2% increase in private financings with respect to the previous quarter and an increase of 45.5% compared to the first quarter of 2007, when loans to the private sector were Ps. 6,570 million.

During the first quarter of 2008, the Bank continued to focus on the retail and middle market business segment. In the retail segment, personal loans increased by nearly Ps. 700 million or 88.5% from during the last twelve months, and by Ps. 151 million or 11.3% during the quarter. Similarly, car loans, mortgages and credit cards increased by 177.4% (Ps. 200 million), 64.7% (Ps. 332 million) and 55.2% (Ps. 306 million), respectively, as compared to the first quarter of 2007. The growth in car loans during this quarter was favored by seasonal factors, when there is a tendency to purchase cars at the beginning of the year.

In the middle market business segment, discounted notes and other loans, mainly exports operations, grew by 83.2% (Ps. 693 million) and 7.8% (Ps. 182 million), when compared against the first quarter and the forth quarter of 2007,respectively. These increases are evidence of the sustained growth being experienced by the small and middle market business segment. As for the large corporate segment, Bank maintains its leading position with an annual increase of 29.1% (Ps. 347 million)in advances and corporate loans.

The relation between private loans and securities over total private and public sector loans and securities, excluding the Central Bank’s portfolio, increased due to the sustained expansion in the private sector loan portfolio and the reduction in the public sector exposure. Such relation reached a 79.1% as of March 31, 2008, higher than the 77.4% registered on December 31, 2007, and the 62.1% registered on March 31, 2007.

The table below shows the composition of the loan portfolio in quarter balances:

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 03/31/08 vs. Qtr ended
	03/31/08	12/31/07	03/31/07	12/31/07	03/31/07
Private & Financial sector loans	9,561,341	9,002,814	6,570,427	6.20%	45.52%
Advances	1,541,802	1,326,474	1,194,299	16.23%	29.10%
Discounted and purchased notes	1,526,031	1,430,787	832,855	6.66%	83.23%
Consumer Mortgages	845,357	772,036	513,405	9.50%	64.66%
Car secured loans	310,591	253,130	111,974	22.70%	177.38%
Personal loans	1,487,916	1,337,179	789,168	11.27%	88.54%
Credit cards	858,656	802,647	553,122	6.98%	55.24%
Loans to financial sector	561,042	487,039	338,328	15.19%	65.83%
Other loans	2,512,168	2,666,750	2,330,056	-5.80%	7.82%
Unaccrued interest	(12,284)	(13,756)	(6,045)	-10.70%	103.21%
Adjustment and accrued interest & exchange differences receivable	140,312	139,256	84,496	0.76%	66.06%
Less: Allowance for loan losses	(210,250)	(198,728)	(171,231)	5.80%	22.79%
Loans to public sector	1,359,054	1,415,763	1,508,513	-4.01%	-9.91%
Loans to public sector	625,685	669,767	751,237	-6.58%	-16.71%
Adjustment and accrued interest & exchange differences receivable	733,369	745,996	757,276	-1.69%	-3.16%
Net total loans	10,920,395	10,418,577	8,078,940	4.82%	35.17%

Government and Private Securities

The table below shows the government and private securities portfolio as of March 31, 2008, including repurchase agreement transactions.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 03/31/08 vs. Qtr ended
	03/31/08	12/31/07	03/31/07	12/31/07	03/31/07
Holdings	2,779,954	3,573,524	4,281,774	-22.21%	-35.07%
Trading	901,272	1,242,787	3,244,399	-27.48%	-72.22%
Unlisted Government Securities	914,461	903,897	883,190	1.17%	3.54%
Available for Sale	989,689	1,372,584	—	-27.90%	—
Other fixed income securities	105,953	115,211	169,328	-8.04%	-37.43%
Allowances	(131,421)	(60,955)	(15,143)	115.60%	767.87%
Repurchase Agreements	(119,785)	(165,389)	—	-27.57%	—
Trading (Reverse repo)	—	—	—	—	—
Trading (Reverse repo)	(119,785)	(165,389)	—	-27.57%	—
Net Position	2,660,169	3,408,135	4,281,774	-21.95%	-37.87%
Trading	781,487	1,077,398	3,244,399	-27.47%	-75.91%
Unlisted Government Securities	914,461	903,897	883,190	1.17%	3.54%
Available for Sale	989,689	1,372,584	—	-27.90%	—
Other fixed income securities	105,953	115,211	169,328	-8.04%	-37.43%
Allowances	(131,421)	(60,955)	(15,143)	115.60%	767.87%

Net Position in other fixed income securities as of March 31st, 2008 includes Ps. 105.9 million of private bonds

The decline in government and private securities net position was mainly due to principal amortizations and sales of bills and notes issued by the Central Bank. Similarly, during the first quarter of 2008, previsions totaling Ps. 60.2 million were created due to the adjustment in the value of the public sector portfolio.

Income from Securities and Short-Term Investments

Income from securities and short-term investments, during the first three months of the year, reflected the above mentioned adjustment in the valuation of public sector assets. Furthermore, the “Available for sale” category posted a 44.9% decline, due to a lower volume from maturities and sales. On the other hand, instruments issued by the Central Bank reflected returns similar to those in the previous quarter but lower from the same period in the prior year due to a lower volume.

Finally, the bank showed an increase in the CER adjustment due to a higher index variation in the last quarter.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 03/31/08 vs. Qtr ended
	03/31/08	12/31/07	03/31/07	12/31/07	03/31/07
Income from securities and short-term investments	20,573	61,320	109,193	-66.45%	-81.16%
Trading account	13,025	8,730	6,877	49.20%	89.39%
Available for sale	26,323	47,819	—	-44.95%	100.00%
Bills and Notes from the Central Bank	42,354	43,128	93,295	1.79%	-54.60%
Investment account - Compensatory bond	—	—	889	0.00%	-100.00%
Other fixed income securities	(61,129)	(38,356)	8,131	59.37%	-851.78%

CER adjustment	28,642	23,663	28,341	21.04%	1.06%
CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	28,642	23,663	28,341	21.04%	1.06%

Funding Sources

During the first quarter of 2008, deposits – excluding rescheduled deposits – grew by Ps. 118 million compared with the previous quarter. This growth was driven by an 8.2% and a 2.7% rise in current and saving accounts respectively. This trend allowed BBVA Banco Francés to reduce its average funding costs from previous quarters. As of March 31, 2008, current and saving accounts continued to gain participation in the Bank’s funding mix, while time deposits decreased. It is worth noting that this decrease in time deposits was due to a drop of Ps. 316 million in corporate time deposits, (those over Ps. 1 million), a reduction in the CER adjusted time deposits of Ps. 122 million, partially offset by the expansion in retail time deposits, which grew Ps. 334 million during the last three months.

Deposits’ performance during the last twelve months showed a more significant increase of Ps. 1,710 million compared to March 31, 2007, reflecting an annualized increase of 12.9%. Again the same trend that characterized the first months of 2008 can be observed here. During the last twelve months, current and savings accounts showed 24% and 22% increases, respectively, raising their share in total deposits from 47% to 51%.

By contrast, CER adjusted deposits decreased by 48% during the quarter and by 83% compared to last year’s first quarter. This trend meant for the Bank a higher CER index adjusted position for assets and liabilities.

There was also an important growth in foreign currency-denominated deposits during the last twelve months, which grew by 32% (Ps. 623 million) against the first quarter of 2007. As of March 31, 2008, foreign currency-denominated deposits amounted to Ps. 2,540 million (equivalent to U$S 803 million), representing 16.9% of total deposits, higher than the 14.4% share posted a year ago.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 03/31/08 vs. Qtr ended
	03/31/08	12/31/07	03/31/07	12/31/07	03/31/07
Total deposits	15,012,593	14,894,468	13,302,936	0.79%	12.85%
Current accounts	3,278,413	3,028,835	2,645,265	8.24%	23.94%
Peso denominated	3,273,369	3,023,606	2,640,653	8.26%	23.96%
Foreign currency	5,044	5,229	4,612	-3.54%	9.37%
Savings accounts	4,351,764	4,237,766	3,570,992	2.69%	21.86%
Peso denominated	3,276,333	3,198,958	2,755,726	2.42%	18.89%
Foreign currency	1,075,431	1,038,808	815,266	3.53%	31.91%
Time deposits	7,011,041	7,354,180	6,800,617	-4.67%	3.09%
Peso denominated	5,547,552	5,797,308	5,038,999	-4.31%	10.09%
CER adjusted time deposits	132,073	254,205	800,155	-48.04%	-83.49%
Foreign currency	1,331,416	1,302,667	961,463	2.21%	38.48%
Investment Accounts	17,811	13,152	14,631	35.42%	21.73%
Peso denominated	17,811	13,152	14,631	35.42%	21.73%
Foreign currency	0	0	0	0.00%	0.00%
Other	353,564	260,535	271,431	35.71%	30.26%
Peso denominated	225,275	147,669	135,505	52.55%	66.25%
Foreign currency	128,289	112,866	135,926	13.66%	-5.62%

Rescheduled deposits (*) CEDROS	155,096	177,753	222,100	-12.75%	-30.17%
Peso denominated	155,096	177,753	222,100	-12.75%	-30.17%
Foreign currency	—	—	—	—	—

Total deposits + Rescheduled deposits & CEDROS	15,167,689	15,072,221	13,525,036	0.63%	12.15%

(*)	The payment of Rescheduled Deposits concluded in August 2005, in accordance with its original schedule, except those deposits that have a pending legal injunction.

Other Funding Sources

During the first quarter of 2008, other funding sources grew by 19.5 % and 154.3% as compared to the balance registered in December 31, 2007 and March 31, 2007 respectively, mainly due to an expansion in lines from other banks for financing operations of foreign trade.

in thousands of pesos	Quarter ended			% Change Qtr ended 03/31/08 vs. Qtr ended
	03/31/08	12/31/07	03/31/07	12/31/07	03/31/07
Lines from other banks	758,377	634,583	298,226	19.51%	154.30%
Senior Bonds	—	—	—	—	—
Other banking liabilities	758,377	634,583	298,226	19.51%	154.30%
Subordinated Debt	—	—	—	—	—
Total other funding sources	758,377	634,583	298,226	19.51%	154.30%

By the end of the March 2008 quarter, approximately 87% of other funding sources were foreign currency denominated funds.

Asset Quality

BBVA Banco Francés continues showing an excellent performance in terms of asset quality standards, as of March 31, 2008 the non-performing ratio with respect to all types of financing (i.e., loans, corporate senior debt purchased and guarantees granted by the Bank) reached 0.6%, with a coverage of non-performing loans with provisions of 298.8%. This allows the Bank to maintain its leadership in the financial system in terms of the assumed risks.

It is important to mention that the non-performing loans grew by 11.7% during the last three months while these decreased by 8.14% compared to the same quarter of the prior year. Meanwhile, allowances grew by 5.8% during the last quarter and by 22.8% in comparison with the same quarter of the previous fiscal year. Such increase in allowances is related to the private sector loan portfolio expansion.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 03/31/08 vs. Qtr ended
	03/31/08	12/31/07	03/31/07	12/31/07	03/31/07
Nonaccrual loans (1)	70,363	62,979	76,601	11.72%	-8.14%
Allowance for loan losses	(210,250)	(198,728)	(171,231)	5.80%	22.79%
Nonaccrual loans/net total loans	0.63%	0.59%	0.93%	6.57%	-31.91%
Allowance for loan losses/nonaccrual loans	298.81%	315.55%	223.54%	-5.30%	33.67%
Allowance for loan losses/net total loans	1.89%	1.87%	2.08%	0.92%	-8.99%

(1)	Nonaccrual loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of loan losses provisions, including allowances related to other banking receivables.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 03/31/08 vs. Qtr ended
	03/31/08	12/31/07	03/31/07	12/31/07	03/31/07
Balance at the beginning of the quarter	200,629	183,599	168,125	9.28%	19.33%
Increase	20,173	25,221	9,626	-20.02%	109.57%
Provision increase/decrease - Exchange rate difference	165	22	250	650.00%	34.00%
Decrease	(8,528)	(8,213)	(5,501)	3.84%	55.03%
Balance at the end of the quarter	212,439	200,629	172,500	5.89%	23.15%

Changes in the increase in provisions line items are mainly explained by the creation of provisions on the normal loan portfolio and the reclassification of commercial loans, resulting in the need for increased provisions; whereas the decrease is related to the write-offs in the portfolio.

Net income from services

BBVA Banco Francés continued its expansion in the transactional business, retaining a significant source of income from this activity. As a result of this trend, net income from services during the first quarter of 2008 increased by 4.8% and by 26.5% respectively compared to the quarters ended on December and March 2007.

This quarterly and annual growth is explained by an increase in fees related to the consumer segment, mainly those from current and saving accounts, credit cards and insurance fees, together with those relating to foreign trade in the middle market segment.

Finally, the chart below also shows the decrease in fees from capital markets and securities activities this quarter, although yearly changes still post an important increase.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 03/31/08 vs. Qtr ended
	03/31/08	12/31/07	03/31/07	12/31/07	03/31/07
Net income from services	164,065	156,607	129,693	4.76%	26.50%

Service charge income	205,598	194,423	158,743	5.75%	29.52%
Service charges on deposits accounts	74,282	68,519	59,815	8.41%	24.19%
Credit Cards and operations	46,094	44,569	31,846	3.42%	44.74%
Insurance	17,317	14,878	12,407	16.39%	39.58%
Capital markets and securities activities	3,627	4,554	2,066	-20.36%	75.51%
Fees related to Foreign trade	12,132	11,276	9,367	7.59%	29.51%
Other fees	52,146	50,627	43,241	3.00%	20.59%

Services Charge expense	(41,533)	(37,816)	(29,051)	9.83%	42.97%

Income related to foreign currency exchange transactions is not included in this table, since it is accounted for in net financial income as an income from foreign currency trading. During this quarter, such income amounted to Ps. 28.5 million, a 9.5% lower compared to previous quarter. However, last quarter income was 40.4% higher than the same period of previous year. The Bank currently purchases and sells U.S. dollars through all of the Bank’s branch offices, over the ATM network and the Internet.

Administrative Expenses

Administrative expenses eased 4.2% during the first quarter of 2008, with moderated declines in both personnel, and advertising and promotion expenses. In contrast, outlays posted a considerable 39% increase when compared to March 31, 2007, explained by significant increases in all of its components.

As previously described, the decrease in administrative expenses during the first three months of 2008 was led by a 7.1% decline in personnel expenditures, and a larger 27% reduction in advertising and promotion expenses. Both reductions are explained by the substantial increases shown by these components during the last quarter, where of 2007, by greater reserves for bonuses for better than projected results during the fiscal year 2007, and higher advertising and publicity expenses related to a more aggressive commercial strategy.

At the same time, an increase in expenses against last year levels was also mainly driven by this two components, as personnel expenditures grew 49%, and advertising and promotion expenses did the same at an annual pace of 47% since March 31, 2007. These important increases took place last year with higher salaries reached through the agreement with the labor union during April 2007 and March 2008, jointly with the larger number of employees together because of a higher activity levels, regarding to the advertising and promotions expenditures, those reflecting a higher presence of the Bank in the media and higher costs.

As of March 31, 2008, the Bank had 4,132 employees (including the Bank’s subsidiaries, except for the Consolidar Group). The branch office network totaled 266 offices, including 235 consumer branch offices, 27 branch offices specialized in the middle-market segment, 11 in-company branches, 4 branch offices for large corporate and institutional clients and 2 sale points. During the first quarter of 2008, the Bank opened three new retail branch offices within the country, aimed to reinforcing its presence in the cities with high economic growth.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 03/31/08 vs. Qtr ended
	03/31/08	12/31/07	03/31/07	12/31/07	03/31/07
Administrative expenses	(257,462)	(268,675)	(185,052)	-4.17%	39.13%

Personnel expenses	(155,562)	(167,506)	(104,381)	-7.13%	49.03%
Electricity and Communications	(6,522)	(5,848)	(5,016)	11.53%	30.02%
Advertising and Promotion	(16,239)	(22,250)	(11,025)	-27.02%	47.29%
Honoraries	(6,772)	(6,545)	(6,214)	3.47%	8.98%
Taxes	(7,323)	(4,716)	(5,974)	55.28%	22.58%
Organization and development expenses	(1,850)	(2,953)	(1,158)	-37.35%	59.76%
Amortizations	(7,913)	(9,124)	(7,373)	-13.27%	7.32%
Other	(55,281)	(49,733)	(43,911)	11.16%	25.89%

Other Income/Expenses

By the end of March 2008, the total Other income/Expenses recorded a loss of Ps. 110.9 million, mainly related to the amortization of the loss derived from the payment of deposits under judicial injunctions totaling Ps. 67.7 million for the quarter, the accelerated amortization of Corp Banca’s goodwill which amounted Ps. 12.2 million, and to the provisions registered for other contingencies.

It is important to mention that during the first quarter, the Bank has completed the amortization of the asset related with legal injunctions; such amortization is booked in accordance with Central Bank’s regulation (which does not imply that the Bank waives its right to demand a future compensation).

BBVA Banco Francés determines the charge for income tax by applying the current tax rate of 35% to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The Bank has considered as temporary differences those that have a definitive reversal date in subsequent fiscal years. At the same time, as of March 31, 2008 and March 31, 2007 the Bank has concluded that it must not pay income tax due to the existence of a net operating loss from previous years, for income tax purposes.

As of March 31, 2008 and on the close of the prior fiscal year, the Bank maintains recorded in its books under Other Receivables (in the Tax Advance account), a taxable deferred asset amounting to Ps. 108.7 million and Ps. 55.5 million, respectively.

Income from equity investments

Income from Equity Investments sets forth net income from related companies, which are not consolidated, mainly the Consolidar Group. During the first quarter of 2008, the Bank registered a gain of Ps. 41.3 million. Its stake in the Consolidar Group recorded a gain of Ps. 16.4 million. The Bank also registered a gain of Ps. 23.5 million from the VISA Inc initial public offering.

Capitalization

Total shareholders’ equity as of March 31, 2008 reached Ps. 1.977 billion with a Ps. 688 million excess capital over minimum requirements in accordance to Central Bank regulations. Such excess provides enough resources to maintain the private sector loan portfolio growth.

The decrease registered in the excess capital over the minimum required during the last twelve months is mainly explained by higher demand caused by the increase in the private sector financings and a raise in the alpha coefficient.

It is important to highlight that the decrease in total shareholders’ equity is explained mainly by the payment of cash dividends for an amount of Ps. 164 million according to resolutions adopted the Ordinary and Extraordinary Shareholder’s Meeting, held on March 28, 2008.

The Unrealized Valuation Difference totaled a loss of Ps. 32.5 million during the first quarter. Such difference is related to a lower stock of bills and notes issued by the Central Bank which are booked as “Available for sale”, as a consequence of the amortization of capital.

Finally, the Bank recorded an asset corresponding to the Minimum Presumed Income Tax, which totaled Ps. 195.3 million as of March 31, 2008

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 03/31/08 vs. Qtr ended
	03/31/08	12/31/07	03/31/07	12/31/07	03/31/07
Capital Stock	471,361	471,361	471,361	0.00%	0.00%
Non-capitalized contributions	175,132	175,132	175,132	0.00%	0.00%
Adjustments to stockholders equity	312,979	312,979	312,979	0.00%	0.00%
Subtotal	959,472	959,472	959,472	0.00%	0.00%
Reserves on Profits	594,390	547,381	465,317	8.59%	27.74%
Unapropiated retained earnings	456,079	592,780	598,235	-23.06%	-23.76%
Unrealized valuation difference	(32,537)	(42,796)	—	-23.97%	0.00%
Total stockholders’ equity	1,977,404	2,056,837	2,023,024	-3.86%	-2.26%

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 03/31/08 vs. Qtr ended
	03/31/08	12/31/07	03/31/07	12/31/07	03/31/07
Central Bank Minimum Capital Requirements	1,449,708	1,337,004	1,085,394	8.43%	33.57%

Central Bank Minimum Capital Requirements (a, b)	1,302,684	1,175,292	954,030	10.84%	36.55%
Market Risk	91,601	108,280	87,111	-15.40%	5.15%
Increase in capital requirements related to custody	55,423	53,432	44,253	3.73%	25.24%

a) Central Bank Minimum Capital Requirements	1,302,684	1,175,292	954,030	10.84%	36.55%
Allocated to Asset at Risk	806,712	760,014	576,409	6.14%	39.95%
Allocated to Immobilized Assets	91,014	94,852	110,208	-4.05%	-17.42%
Interest Rate Risk	167,084	174,544	131,244	-4.27%	27.31%
Loans to Public Sector and Securities in Investment	237,874	145,882	136,169	63.06%	74.69%
Non Compliance of Other Credit Regulations	—	—	—	—	—

b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	1,108,462	1,068,636	885,059	3.73%	25.24%

5% of the securities in custody and book-entry notes	1,108,462	1,068,636	885,059	3.73%	25.24%

Bank Capital Calculated under Central Bank Rules	2,138,526	2,233,040	2,171,393	-4.23%	-1.51%
Core Capital	1,935,634	1,864,585	1,954,585	3.81%	-0.97%
Minority Interest	242,603	236,018	227,275	2.79%	6.74%
Supplemental Capital	55,634	235,272	69,389	-76.35%	-19.82%
Deductions	(95,345)	(102,835)	(79,856)	-7.28%	19.40%
Excess over Required Capital	688,818	896,036	1,085,999	-23.13%	-36.57%

Additional information

in pesos except percentages	Quarter ended			% Change Qtr ended 03/31/08 vs. Qtr ended
	03/31/08	12/31/07	03/31/07	12/31/07	03/31/07
- Exchange rate	3.1653	3.1510	3.1007	0.45%	2.08%
- Quarterly CER adjustment (CPI)	2.42%	2.30%	2.52%	4.94%	-4.16%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’s earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’s financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Francés’s products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’s annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call: A conference call to discuss this first quarter earnings will be held on Monday, May 12, at 12 PM New York time – 1 PM Buenos Aires time. If you are interested in participating please dial (719) 325 4808 at least 5 minutes prior to our conference. Confirmation code: 8284534. To receive the tape of this conference call, please call (719) 457 2865.

Internet: This press release is also available in http://www.bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

ASSETS: (in thousands of pesos)	03/31/08	12/31/07	09/30/07	03/31/07
Cash and due from banks	3,596,127	3,127,740	2,483,360	2,444,106
Government and Private Securities	2,694,171	3,490,994	3,915,127	4,203,046
- Trading account (listed securities)	20,364	31,288	39,166	140,897
- Available for sale	989,689	1,372,584	1,459,043	—
- Unlisted	914,461	903,903	876,871	881,575
- Listed Private Securities	20,170	32,764	53,893	14,929
- Bills and Notes from the Central Bank	880,908	1,211,414	1,501,297	3,180,788
Less: Allowances	(131,421)	(60,959)	(15,143)	(15,143)
Loans	10,920,395	10,418,577	9,525,924	8,078,940
- Loans to the private & financial sector	9,561,341	9,002,814	8,025,193	6,570,427
- Advances	1,541,802	1,326,474	1,338,794	1,194,299
- Discounted and purchased notes	1,526,031	1,430,787	1,237,216	832,855
- Secured with mortgages	845,357	772,036	666,898	513,405
- Car secured loans	310,591	253,130	172,320	111,974
- Personal loans	1,487,916	1,337,179	1,106,999	789,168
- Credit cards	858,656	802,647	671,607	553,122
- Loans to financial sector	561,042	487,039	465,424	338,328
- Other loans	2,512,168	2,666,750	2,442,811	2,330,056
Less: Unaccrued interest	(12,284)	(13,756)	(10,366)	(6,045)
Plus: Interest & FX differences receivable	140,312	139,256	115,326	84,496
Less: Allowance for loan losses	(210,250)	(198,728)	(181,836)	(171,231)
- Public Sector loans	1,359,054	1,415,763	1,500,731	1,508,513
Principal	625,685	669,767	737,572	751,237
Plus: Interest & FX differences receivable	733,369	745,996	763,159	757,276
Other banking receivables	1,136,726	916,300	1,179,748	765,016
- Repurchase agreements	120,141	150,154	438,855	—
- Unlisted private securities	59,389	58,277	59,187	59,540
- Unlisted Private securities :Trustees	26,394	24,170	21,864	19,188
- Other banking receivables	932,991	685,600	661,605	687,557
- Less: provisions	(2,189)	(1,901)	(1,763)	(1,269)
Investments in other companies	453,334	411,979	395,550	373,614
Intangible assets	28,555	91,680	149,685	317,748
- Goodwill	—	12,200	13,857	17,172
- Organization and development charges	28,555	21,991	18,773	14,088
- Assets related to legal injunctions	—	57,489	117,055	286,488
Other assets	1,076,042	1,043,623	991,586	932,708

TOTAL ASSETS	19,905,350	19,500,893	18,640,980	17,115,178

LIABILITIES:	03/31/08	12/31/07	09/30/07	03/31/07
Deposits	15,167,689	15,072,221	14,375,418	13,525,036
- Current accounts	3,278,413	3,028,835	2,813,818	2,645,265
- Saving accounts	4,351,764	4,237,766	3,736,820	3,570,992
- Time deposits	7,011,041	7,354,180	7,325,613	6,800,617
- Rescheduled deposits - CEDROS	155,096	177,753	194,308	222,100
- Other deposits	371,375	273,687	304,859	286,062
Other banking Liabilities	1,993,905	1,746,844	1,637,951	931,856
Other provisions	361,146	321,543	326,221	443,211
- Other contingencies	360,733	321,130	325,794	442,781
- Guarantees	413	413	427	430
Other liabilities	391,057	288,965	225,713	177,552
Minority interest	14,149	14,483	15,639	14,499

TOTAL LIABILITIES	17,927,946	17,444,056	16,580,942	15,092,154

TOTAL STOCKHOLDERS’ EQUITY	1,977,404	2,056,837	2,060,038	2,023,024

Total liabilities + stockholders’ equity	19,905,350	19,500,893	18,640,980	17,115,178

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT	03/31/08	12/31/07	09/30/07	03/31/07
Financial income	457,432	451,547	363,228	451,151
- Interest on Cash and Due from Banks	4,914	5,554	5,275	4,739
- Interest on Loans Granted to the Financial Sector	14,441	16,509	12,981	10,595
- Interest on Overdraft	50,010	52,013	46,644	32,241
- Interest on Discounted and purchased notes	38,063	36,924	26,619	18,400
- Interest on Mortgages	22,698	19,707	16,820	13,182
- Interest on Car Secured Loans	8,488	5,809	3,820	2,512
- Interest on Credit Card Loans	21,068	16,804	14,019	11,635
- Interest on Other Loans	108,629	92,321	75,307	65,111
- Income from Securities and Short Term Investments	5,995	61,320	33,736	109,193
- Interest on Government Guaranteed Loans Decreet 1387/01	25,459	16,012	15,209	54,994
- From Other Banking receivables	20,573	6,702	6,046	5,694
- CER	64,671	51,921	36,977	76,078
- CVS	—	—	—	—
- Foreign exchange difference	31,768	32,977	37,672	20,211
- Other	40,655	36,974	32,103	26,566
Financial expenses	(197,897)	(214,271)	(163,908)	(160,776)
- Interest on Current Account Deposits	(5,852)	(5,825)	(4,764)	(6,815)
- Interest on Saving Account Deposits	(2,130)	(1,951)	(1,798)	(1,529)
- Interest on Time Deposits	(151,329)	(166,701)	(121,623)	(105,337)
- Interest on Other Banking Liabilities	(12,026)	(10,493)	(8,079)	(8,520)
- Other interests (includes Central Bank)	(1,632)	(1,654)	(599)	(3,967)
- CER	(4,200)	(7,622)	(8,206)	(20,211)
- Bank Deposit Guarantee Insurance system mandatory contributions	(6,632)	(6,296)	(5,941)	(5,594)
- Foreign exchange difference	(10)	(29)	7	—
- Mandatory contributions and taxes on interest income	(12,610)	(11,635)	(10,096)	(8,448)
- Other	(1,476)	(2,065)	(2,809)	(355)
Net financial income	259,535	237,276	199,320	290,375
Provision for loan losses	(20,173)	(25,221)	(13,605)	(9,626)
Income from services, net of other operating expenses	164,065	156,607	148,196	129,693
Administrative expenses	(257,462)	(268,675)	(219,428)	(185,052)
Income (loss) from equity investments	41,367	18,658	(412)	17,607
Net Other income	(110,962)	(106,082)	(38,928)	(171,547)
Income (loss) from minority interest	253	1,157	(330)	(643)
Income before tax	76,623	13,720	74,813	70,807
Income tax	(2,315)	(3,162)	(1,706)	(2,367)

Net income	74,308	10,558	73,107	68,440

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

ASSETS	03/31/08	12/31/07	09/30/07	03/31/07
Cash and due from banks	3,625,974	3,169,314	2,574,759	2,477,885
Government Securities	4,482,378	5,181,253	5,400,573	5,671,943
Loans	11,966,409	11,390,121	10,563,216	8,962,172
Other Banking Receivables	1,186,025	956,184	1,217,046	783,319
Assets Subject to Financial Leasing	335,614	323,522	297,575	252,219
Investments in other companies	106,571	77,986	75,430	56,866
Other assets	907,629	924,619	1,009,079	1,379,055

TOTAL ASSETS	22,610,600	22,022,999	21,137,678	19,331,240

LIABILITIES	03/31/08	12/31/07	09/30/07	03/31/07
Deposits	15,109,195	15,009,758	14,340,015	13,400,874
Other banking liabilities	2,042,381	1,750,021	1,687,437	948,400
Other liabilities	242,604	2,970,365	2,818,891	2,731,667
Minority interest	3,239,016	236,018	231,297	227,275

TOTAL LIABILITIES	20,633,196	19,966,162	19,077,640	17,308,216

TOTAL STOCKHOLDERS’ EQUITY	1,977,404	2,056,837	2,060,038	2,023,024

STOCKHOLDERS’ EQUITY + LIABILITIES	22,610,600	22,022,999	21,137,678	19,331,240

NET INCOME	03/31/08	12/31/07	09/30/07	03/31/07
Net Financial Income	358,247	330,761	239,495	385,339
Provision for loan losses	(20,173)	(25,221)	(13,605)	(9,626)
Net Income from Services	250,923	268,931	266,981	245,983
Administrative expenses	(318,297)	(339,996)	(282,534)	(241,723)
Net Other Income	(183,634)	(210,260)	(118,430)	(284,846)

Income Before Tax	87,066	24,215	91,907	95,127

Income Tax	(6,091)	(8,936)	(19,149)	(15,889)

Net income	80,975	15,279	72,758	79,238

Minoritary Interest	(6,667)	(4,721)	349	(10,798)

Net income for Quarter	74,308	10,558	73,107	68,440

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 9, 2008	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer